Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

DISCLOSEABLE AND CONNECTED TRANSACTION

AND

CONTINUING CONNECTED TRANSACTIONS

FINANCIAL SERVICES FRAMEWORK AGREEMENT

Reference is made to the announcements of the Company dated 29 August 2016 and 27 April 2018 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties under the Previous Financial Services Framework Agreement and its supplemental agreement.

The Company announces that, on 27 August 2019 (after trading hours), in view of the expected expiry of the Previous Financial Services Framework Agreement, the Company and the Finance Company entered into the Financial Services Framework Agreement to renew and extend the term of the provision of the financial services contemplated under the Financial Services Framework Agreement for a period of three years. The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2020 to 31 December 2022.

As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under Rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5.0 million for each of the three years ending 31 December 2022, which fall within the de minimis threshold set out in rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules.

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the general meeting to be held to approve the Financial Services Framework Agreement (including the Provision of Deposit Services and the Caps) on or before 15 November 2019 as additional time is required to prepare the information (including the letter from the independent financial adviser) required to be included in the circular in accordance with the Listing Rules.

Reference is made to the announcements of the Company dated 29 August 2016 and 27 April 2018 in relation to, among others, the Provision of Deposit Services and the Provision of Loan Services between the Parties under the Previous Financial Services Framework Agreement and its supplemental agreement.

The Company announces that, on 27 August 2019 (after trading hours), in view of the expected expiry of the Previous Financial Services Framework Agreement, the Company and the Finance Company entered into the Financial Services Framework Agreement to renew and extend the term of the provision of the financial services contemplated under the Financial Services Framework Agreement for a period of three years. The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2020 to 31 December 2022.

I.	FINANCIAL SERVICES FRAMEWORK AGREEMENT

(i)	Date

27 August 2019 (after trading hours)

(ii) Parties

(a)	The Company, its principal business activity of the Company is that of civil aviation.

(b)

The Finance Company, a non wholly-owned subsidiary of CSAH which is owned as to approximately 51.42% by CSAH and 48.58% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

(iii)	Subject matter

(a)	Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, the Finance Company agreed to provide the following financial services to the Group:

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates not lower than interest rate rules prescribed by the PBOC from time to time for the same term of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain state-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time.

The Company is not subject to any extra charges for depositing money with the Finance Company. The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by normal commercial banks in the PRC for comparable deposits.

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The Finance Company shall not charge interest rates higher than the interest rate rules prescribed by the PBOC for similar loans. The total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall not be higher than the interest rate rules prescribed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall be equal to or lower than the rate charged by normal commercial banks in the PRC for comparable loans.

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Parties.

Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including financial and financing consultation, credit certification and other relevant advice and agency services, insurance agency services, and other businesses which are approved by CBIRC to be operated by the Finance Company by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such the PBOC or the CBIRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company against independent third parties for the same type of financial services.

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Parties. In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the annual fees payable by the Group to the Finance Company will not exceed RMB5.0 million during the term of the Financial Services Framework Agreement.

(iv)	Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2020 to 31 December 2022.

(v)	Proposed annual Caps

(a) Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loan provided by the Finance Company to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending 31 December 2022 shall not exceed the Cap which is set at RMB13.0 billion, RMB14.5 billion and RMB16.0 billion, respectively, on any given day.

The Caps of RMB13.0 billion, RMB14.5 billion and RMB16.0 billion are determined principally by reference to:

(1)

the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 31 December 2018 and 30 June 2019 were approximately RMB4,543.63 million and approximately RMB1,549.32 million (unaudited);

(2)

the revised cap of RMB10.0 billion provided for the Provision of Deposit Services under the agreement dated 27 April 2018 supplemental to the Previous Financial Services Agreement (details of which are provided in the announcements of the Company dated 29 August 2016 and 27 April 2018);

(3)

the growth in maximum historical daily balance of the deposits of the Group placed with the Finance Company during the two financial years ended 31 December 2018 and the six months ended 30 June 2019 (as provided below);

(4)

the maximum historical daily balance of the deposits of the Group placed with the Finance Company was close to RMB10.0 billion during the first half of 2019, which indicated that the existing Cap of RMB10.0 billion for the year ending 31 December 2019 has been nearly fully utilised;

(5)

the operation scale of the Group which is expected to continue to expand and the ability of centralised fund management which continues to increase and in turn result in an increase in the deposits and loans demand; and

(6)	the Group’s plan to increase utilisation rate of its funds through the centralised fund management with the Finance Company.

(vi) Historical figures

(a) Financial Services Provided by the Finance Company to the Group

The original annual caps the Previous Financial Services Framework Agreement and its supplemental agreement were as follows:

	For the financial year ended/ending 31 December
	2017 RMB (million)	2018 RMB (million)	2019 RMB (million)
Provision of Deposit Services and Provision of Loan Services	8,000	10,000	10,000
Provision of other financial services	5	5	5

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the two financial years ended 31 December 2018 and six months ended 30 June 2019, were as follows:

	Balance of the deposits placed with the Finance Company as at RMB (million)	Balance of the outstanding loans provided by the Finance Company as at RMB (million)	Deposit interest income received from the Finance Company for the financial period ended RMB (million)	Loan interest payable to the Finance Company for the financial period ended RMB (million)	Other financial services fee payable to the Finance Company for the financial period ended RMB (million)
31 December 2017	6,214.48	431	56.95	21.63	26.36
31 December 2018	5,597.73	758	82.68	17.69	19.45
30 June 2019 (unaudited)	569.13	214	31.63	6.22	0

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the two financial years ended 31 December 2018 and six months ended 30 June 2019, were as follows:

	For the financial year ended		For the six months
	31 December		ended 30 June
	2017 RMB (million)	2018 RMB (million)	2019 RMB (million) (unaudited)
Maximum daily amount of deposits placed by the Group	7,622	8,928	9,909
Maximum daily amount of outstanding loans owed by the Group	1,324	917	758

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because a relatively large portion of the bank loans of the Group for the business need (i.e. payment for consideration of aircraft, etc.) is denominated in US dollars (instead of in RMB), so as to meet the business operation need and facilitate daily financial operation of the Group. In addition, the Group further expanded its financing channels and resolved its own funding needs through various methods, such as the issuance of ultra-short-term financing bills and RMB bonds and non-public issuance of shares.

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

II. REASONS AND BENEFITS OF THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

Financial Services Provided by the Finance Company to the Group

The main reasons for the election by the Company to continue to use the Finance Company for the provision of the relevant financial services are as follows:

•

the Finance Company is a non-bank financial company established under the approval of the PBOC according to the “Administrative Measures for Enterprise Group Finance Companies” and with a financial license issued by CBIRC;

•

the total amount of outstanding loans extended by the Finance Company to the CSAH Group (excluding the Group) must not exceed the sum of the Finance Company’s shareholders’ equity, capital reserves and money deposit received from other parties (except the Group);

•

the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Group is comparable to those charged by PRC banks for similar services;

•

the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of these regulatory authorities. In addition, the capital risks are reduced through the introduction of risk control measures;

•

the Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC banks can offer to the Group;

•

the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds approximately 41.81% equity interest directly, and approximately 6.78% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits;

•

(i) pursuant to the relevant regulations of the PBOC and the CBIRC, the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group); and (ii) the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAH Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group. Having said so, due to the fact that the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group), the Finance Company also faces a higher customer concentration risk than other commercial banks, whose customers are open to the public. However, as the Finance Company is a non wholly-owned subsidiary of CSAH which is owned as to approximately 51.42% by CSAH and 48.58% by the Company together with its four subsidiaries, the Finance Company is able to gain access to the details of financial positions of its customers, and can obtain sufficient information in advance to determine whether to grant the loan to the applicant, which is very unlikely for most of the commercial banks to evaluate their customers. As a result, the high customer concentration risk is mitigated;

•	leveraging the Finance Company as the settlement platform, the Company can strengthen its centralised funds management and shorten the transit time for fund transfer;

•

the Company has appointed director representatives in the Finance Company to supervise the operation and management and the internal control of the Finance Company. Further, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company;

•

on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAH, as the controlling shareholder of the Finance Company, has undertaken to the Company the following:

•

the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group;

•

the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•

in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and

•

as the Company is independent from CSAH in respect of its assets, businesses, personnel, finance and organizational structures, CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

•

according to the above undertakings made by CSAH, the Board considers that due to (i) the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of relevant laws and regulations these regulatory authorities, and (ii) the business and operations of the Finance Company have been in a sound and solid conditions, CSAH have a sound basis to make such undertakings that “the deposits placed with and loans from the Finance Company of the Company are definitely secure”, which means CSAH considers that there would be no risks for the Group on the deposits placed with and loans from the Finance Company, and CSAH would assume any risks caused by the deposits placed with and loans from the Finance Company. Taking account into the undertakings made by the CSAH and the other reasons as set out in the announcement, including but not limited to (i) the business and operation of the Finance Company is highly regulated and are in compliance with the laws and regulations; (ii) the operating results and financial performance of the Finance Company is in a healthy condition; and (iii) the historical transactions between the Group and the Finance Company are running well, the Board is also of the view that the deposits placed with and loans from the Finance Company are secure; and

•

the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited “ on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Group with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services comptempated under the Financial Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

The Board (including the independent non-executive Directors) considers that the terms in relation to the Provision of Loan Services and other financial services under the Financial Services Framework Agreement are fair and reasonable and are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

The Board (excluding the independent non-executive Directors whose view will be expressed in the circular) further considers that the terms of the in relation to the Provision of Deposit Services under the Financial Services Framework Agreement and the Caps in respect of the maximum daily balance of deposit (including the corresponding interests accrued thereon) are fair and reasonable and are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

III. IMPLICATIONS UNDER THE LISTING RULES

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAH Group. CSAH, the controlling shareholder of the Company, directly and indirectly holding approximately 50.54% equity interests in the Company as at the date of this announcement, is a connected person of the Company. The Finance Company is a non-wholly owned subsidiary of CSAH thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

Financial Services Provided by the Finance Company to the Group

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB5.0 million for each of the three years ending 31 December 2022, which fall within the de minimis threshold set out in rule 14A.76 of the Listing Rules, therefore the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules.

Among the seven Directors, three connected Directors, Mr. Wang Chang Shun, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Financial Services Framework Agreement. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Provision of the Deposit Services under the Financial Services Framework Agreement. The independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the Provision of the Deposit Services under the Financial Services Framework Agreement.

CSAH and its associates, who were directly and indirectly holding an aggregate of 6,199,719,248 Shares (representing approximately 50.54% of the issued share capital of the Company) as at the date of this announcement, are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services under the Financial Services Framework Agreement in the general meeting.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

IV. FURTHER INFORMATION

The Company will send a circular containing, among other things, a letter of advice from the independent financial adviser to both the Independent Board Committee and the Independent Shareholders and a letter of recommendation from the Independent Board Committee to the Independent Shareholders and the details of the general meeting to be held to approve the Financial Services Framework Agreement (including the Provision of Deposit Services and the Caps) on or before 15 November 2019 as additional time is required to prepare the information (including the letter from the independent financial adviser) required to be included in the circular in accordance with the Listing Rules.

V. DEFINITIONS

In this announcement, the following expressions have the following meanings, unless the context requires otherwise:

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board”	the board of Directors

“Cap(s)”	the maximum daily balance of deposits placed by the Group (including the corresponding interest accrued thereon) on any given day during the term of the Financial Services Framework Agreement

“CBIRC”	China Banking and Insurance Regulatory Commission

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAH”	China Southern Air Holding Limited Company, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAH Group”	CSAH and its subsidiaries

“Directors”	directors of the Company

“Finance Company”	Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Financial Services Framework Agreement”	the financial services framework agreement dated 27 August 2019 entered into between the Parties

“Group”	the Company and its existing subsidiaries

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to the Financial Services Framework Agreement and the Caps

“Independent Shareholders”	shareholders of the Company other than CSAH and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Parties”	the Company and the Finance Company

“PBOC”	the People’s Bank of China, the central bank of the PRC

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this announcement only, Hong Kong, Macau and Taiwan)

“Previous Financial Services Framework Agreement”	the previous financial services framework agreement dated 29 August 2016 entered into between the Parties

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Group pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Group pursuant to the Financial Services Framework Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholders”	shareholders of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars”	United States dollars, the lawful currency of the United States of America

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

27 August 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.